"Exemption No. 82-1357"

Continental

Press Release

Continental AG improves operating result again and continues on stable course toward annual targets

Automotive industry supplier increases first-half sales and operating result (EBIT) – Impact of one-time effects – Outlook unchanged despite negative trend in prices of raw materials

Hanover, August 3, 2006. Continental AG, Hanover, is continuing on its stable and successful course despite increases in the prices of raw materials, and the restrained economic situation within the automotive industry worldwide. For the first half of 2006, the international automotive supplier again reported higher sales and EBIT figures compared with the same period last year. "Given the positive half-year results in a difficult environment, we are highly confident of reaching our set annual targets and of achieving new record figures for sales and EBIT in 2006 for the fifth consecutive year. We are looking to the second half of this year with optimism because, driven by the winter tire business among other things, sales are traditionally stronger than in the first half", said Manfred Wennemer, Chairman of the Executive Board, on Thursday in Hanover. "In addition, we will be consolidating and rapidly integrating the automotive electronics business we have just acquired from Motorola."

In the first six months of 2006, **consolidated sales** rose 6.2 percent to €7,230.9 million compared with the same period of the previous year (€6,807.7 million). Before changes in the scope of consolidation and exchange rate effects, consolidated sales also increased by 6.2 percent. **EBIT** was up by a significant 17.1 percent or €112.8 million before changes in the scope of consolidation and one-time effects. Altogether, EBIT improved 5.3 percent to €722.0 million (PY: €685.7 million). The return on sales amounts to 10.0 percent (PY: 10.1 percent). Net income attributable to the shareholders of the parent increased 3.1 percent to €423.6 million (PY: €411.0 million). Earnings per share rose to €2.90 (PY: €2.82).

	Sales (€ millions)		**EBIT ( ) = Return on sales**	
	Jan. – June 2006	**Jan. – June 2005**	**Jan. – June 2006**	**Jan. – June 2005**
Continental Corp.	7,230.9	6,807.7	722.0 (10.0%)	685.7 (10.1%)
Automotive Systems	2,853.9	2,656.3	316.8 (11.1%)	277.3 (10.4%)
Passenger and Light Truck Tires	2,243.4	2,081.2	211.9 (9.4%)	247.5 (11.9%)
Commercial Vehicle Tires	719.7	651.1	44.2 (6.1%)	51.1 (7.8%)
ContiTech	1,475.3	1,469.2	175.3 (11.9%)	130.0 (8.8%)

"Before changes in the scope of consolidation and one-time effects, we achieved marked improvements in EBIT amounting to €40.6 million for the second quarter of 2006, and €112.8 million for the first half of 2006, compared with the respective periods of last year. Contributing factors included the improved passenger and light truck tires business in the NAFTA region, where adjusted EBIT distinctly outperformed the figure for the same period of 2005", underlined CFO Dr. Alan Hippe. "Looking at the adjusted consolidated EBIT after six months, one must take into account that we had positive one-time effects of €27.0 million in the same period of 2005 owing to the switch from defined benefit pension plans in the U.S.A. During the first six months of this year, however, we had various one-time effects influencing EBIT, in particular the negative amount of €65.2 million for restructuring expenses in Charlotte, U.S.A., and in Ebbw Vale, UK."

The increasing raw material prices, in particular for natural rubber and oil, reduced EBIT in the first six months of 2006 by approximately €127 million compared with the average prices for 2005 as a whole, and by about €158 million compared with the prices for the first six months of 2005.

For the period to June 30, 2006, **research and development expense** rose by 8.8 percent compared with the same period of 2005 to €316.7 million (PY: €291.0 million), representing 4.4 percent of sales (PY: 4.3 percent). In the first half of 2006, €362.1 million (PY: €346.4 million) was invested in property, plant, equipment and software; the **capital expenditure ratio** amounts to 5.0 percent (PY: 5.1 percent). As of June 30, 2006, Continental's **employees** numbered 80,306, an increase of 457 compared with December 31, 2005.

Sales by the **Automotive Systems division** increased during the first half of 2006 to €2,853.9 million, up 7.4 percent compared with the same period of 2005 (€2,656.3 million). Before exchange rate effects, sales grew by 6.2 percent. Automotive Systems improved its EBIT by 14.2 percent to €316.8 million (PY: €277.3 million) and the return on sales to 11.1 percent (PY: 10.4 percent). Before one-time effects, EBIT improved by €67.0 million.

The **Passenger and Light Truck Tires** division increased sales for the first six months of 2006 in comparison to the first half of 2005 by 7.8 percent to €2,243.4 million (PY: €2,081.2 million). Before exchange rate effects, sales rose by 5.8 percent. The division reported a 14.4

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percent decline in EBIT to €211.9 million (PY: €247.5 million) and a return on sales of 9.4 percent (PY: 11.9 percent). Before one-time effects, EBIT improved by €23.8 million.

The **Commercial Vehicle Tires division** reported sales of €719.7 million for the first six months of 2006, an increase of 10.5 percent over the same period of 2005 (€651.1 million). Before changes in the scope of consolidation and exchange rate effects, sales were up 8.2 percent. The division reported a decline in EBIT to €44.2 million (PY: €51.1 million) and a return on sales of 6.1 percent (PY: 7.8 percent). Before changes in the scope of consolidation and one-time effects, EBIT declined by €1.2 million.

Sales by the **ContiTech division** increased during the first half of 2006 to €1,475.3 million, up 0.4% compared with the same period of 2005 (€1,469.2 million). Before changes in the scope of consolidation and exchange rate effects, sales rose by 6.2 percent. Roulunds contributed €14.5 million to sales. ContiTech raised EBIT by 34.8 percent to €175.3 million (PY: €130.0 million) and its return on sales to 11.9 percent (PY: 8.8 percent). Roulunds contributed €1.4 million to EBIT. Before changes in the scope of consolidation and one-time effects, EBIT improved by €29.2 million.

"We see these first-half results as especially encouraging for our forecast of topping last year's sales and earnings. In the light of this performance we have no cause to revise our **outlook** for fiscal year 2006 – even though competitors operating in parts of our business have been forced to do so", said Wennemer.

The Continental Corporation is a leading supplier of brake systems, chassis components, vehicle electronics, tires and technical elastomers. In 2005 the corporation realized sales of €13.8 billion. It currently has a worldwide workforce of around 85,000 employees.

Dr. Heimo Prokop
Head of Corporate Communications
Continental AG
Vahrenwalder Strasse 9, 30165 Hanover
Tel.: +49 511 938-1485, Fax: -1055
E-mail: prkonzern@conti.de

Hannes Boekhoff
Head of Press
Continental AG
Vahrenwalder Strasse 9, 30165 Hanover
Tel.: +49 511 938-1278, Fax: -1055
E-mail: prkonzern@conti.de

Corporate Image and Video Library: www.conti-online.com

New Continental University Manila Campus creates educational bridges between high-tech company and the academeme

International automotive supplier signs Memorandum with Technological University of the Philippines (TUP) - Project establishes local origin in a global philosophy

Manila/Hanover, August 3, 2006. The international automotive supplier Continental AG, Germany, has established the Continental University Manila Campus. This move is part of the company's goal of creating broad-based and wide-ranging qualification and advancement possibilities for its employees worldwide. By signing a Memorandum with the Technological University of the Philippines (TUP) Continental opens the doors to even more and better education for its approx. 1200 employees in Manila. The program aims to provide developmental opportunities for the undergraduate employees in order to enable them to realize their potentials and, consequently, optimize their productivity as well as contribute to the realization of corporate objectives.

Thomas Sattelberger, Continental Executive Board member for Human Resources, announced the start of this intensive cooperation in Manila August 4, 2006: "Our company stands for success fueled by growth, quality and innovation. To ensure attainment of these goals we are establishing the Continental University Manila Campus. With this step we face up to our responsibility and pay homage to the outstanding success of the company here," said Thomas Sattelberger.

The education and training measures are addressed to all of Continental's employees in Manila who demonstrate a willingness to personally take the initiative and commit themselves to life-long learning. Corporate support for learning programs outside the company can extend all the way through to full assumption of the costs for these upon successful completion. The leading international automotive supplier is represented in the Philippines by Temic Automotive (Phils.), Inc., Manila, and Continental Temic Electronics Philippines Inc., Calamba. Participants for this year will be coming from the Automotive Systems division's plant in Manila, with the plant in Calamba to follow. The plants produce electronic brake systems, comfort body electronics and sensor clusters.

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In addition to all existing professional and managerial training activities, the Continental University Manila Campus will offer the baccalaureate degrees Bachelor of Engineering and Major in Manufacturing and Production. Postgraduate degrees with a Master's program and a Doctorate program are planned for the future as well.

"Excellent advanced training and ongoing education are key factors for corporate success, especially in the case of high-tech companies. With the founding of Continental University Manila Campus, we consistently pursue our strategy of building on the capabilities and motivation of our employees," declared Sattelberger. "We want to make the very most of our employees' potential – for their own good, for the benefit of the company and for the welfare of the Philippines as a whole."

Building educational bridges between institutions or universities and the company itself is a strategic aim of Continental. Therefore Manila Campus in the Philippines is the second Continental University worldwide after the founding of Continental University Mexico last week – and there are more to come. "For us, it is very important to stick to the culture in each of these countries. In the programs offered we want to show local origin in global philosophy, that's why the programs have been designed locally."

Also, for some time now, Continental has placed stock in partnerships with institutions of higher learning, in Germany as well as in other regions of the world. Within the framework of the "ambassador initiative", for example, hundreds of experts and managers are active as ambassadors at universities, where they present the company's technical expertise and career chances but also promote cooperative relationships with the real world outside of the academe.

A further module in the concept for nurturing and promoting the next generation of talent is the "Global Engineering Excellence" initiative, which Continental has developed in close cooperation with internationally renowned universities. This project takes a close look at the perspectives and social position of engineers worldwide as well as their training and their contribution to the productivity of national economies. The study aims to draw conclusions that can be of value in shaping the future orientation of the engineers' academic formation.

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"As a leading international automotive supplier, we know all too well how relevant technological innovations are for maintaining one's competitive standing and how absolutely essential young talent with an excellent technical background is," said Sattelberger. "We also view Continental University Manila Campus in this context."

The Continental Corporation is a leading automotive supplier of brake systems, chassis components, vehicle electronics, tires and technical elastomers. In 2005 the corporation realized sales of EUR13.8 billion. At present it has a worldwide workforce of around 85,000.

Hannes Boekhoff
Head of Press
Continental AG
Vahrenwalder Straße 9
30165 Hanover
Ph.: +49 511 938-1278
Fax: +49 511 938-1055
prkonzern@conti.de

Corporate Image and Video Library: www.conti-online.com